                                                                  March 10, 2010

VIA EDGAR

James Lopez
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

       RE:   TEFRON LTD.
             AMENDMENT NO. 4 ON FORM F-1 TO FORM F-3
             FILE NO. 333-161466

Dear Sir:

     Reference is made to Amendment No. 4 on Form F-1 which was filed by Tefron
Ltd. ("TEFRON") today.

     Tefron intends to file a final prospectus with the Securities and Exchange
Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in which it will provide the following additional disclosure in the "Recent
Developments" section of the prospectus under "Agreement with Our Bank Lenders":

     "The interest rates on the loans under our new credit lines have not yet been determined. It is expected that the loans will bear interest at a floating rate per annum based on LIBOR plus an applicable margin that will depend on the term of the loan. It is expected that the interest rates will be finalized in the next few weeks and included in loan agreements to be signed between us and each of our bank lenders."

     If you have any questions or concerns, please call the undersigned at
     972-3-607-4444.

                                               Very truly yours,

                                               /s/ Perry Wildes

                                               Perry Wildes, Adv.

cc: Mr. Eran Rotem